Industrias Bachoco Announces Third Quarter 2018 Results

CELAYA, Mexico, Oct. 24, 2018 /PRNewswire/ -- Industrias Bachoco, S.A.B. de C.V., "Bachoco" or "the Company", (NYSE: IBA; BMV: Bachoco) announced today its unaudited results for the third quarter ("3Q18") and accumulated ("9M18") 2018 results ending September 30, 2018. All figures have been prepared in accordance with International Financial Reporting Standard ("IFRS") ,and are presented in nominal million Mexican Pesos ("$").

HIGHLIGHTS- 2018 vs. 2017

  Net sales decreased 0.7% in 3Q18 compared to 3Q17.
  EBITDA margin was 0.5% for 3Q18 vs 10.2% in 3Q17.
  Earnings per basic and diluted share were negative by $0.32 for 3Q18, vs a positive result of $1.66 in 3Q17.

CEO COMMENTS
Mr. Rodolfo Ramos Arvizu, Chief Executive Officer of Bachoco, stated: "We faced a more than expected, challenging third quarter in our Mexico and U.S. operations.

"In Mexico, as it is typical for a 3rd quarter, we observed a lower demand, and our prices were affected negatively, even more than we expected and on the other hand, we also saw higher cost of sales. The combination of those two conditions caused an important adjustment in our margins.

"In the U.S. industry we observed oversupply conditions for all main animal proteins which continued pushing poultry prices to low levels, impacting margins also in our U.S. operation.

"Our EBITDA margin for the quarter was 0.5%, which was lower than the EBITDA margin of the third quarter of 2017. As a result, our EBITDA for the nine months of the year was 9.1%, lower when compared to 12.2% EBITDA margin of the same period of 2017.

"Despite the challenging conditions of this quarter, our financial structure continues strong. We ended the quarter with a net cash position of $12,382.6, and the fundamentals of our company remain in place.

"We are confident that our financial discipline, our focus on capturing efficiencies and being close to our customers, will allow us to improve our results as soon as industry conditions recover and we will be able to take advantage of the opportunities that may arise in the future."

EXECUTIVE SUMMARY
The following financial information is expressed in millions of nominal pesos, except for amounts per share or per ADR, with comparative figures for the same period in 2017.

QUARTERLY RESULTS

NET SALES BY GEOGRAPHY
In millions of pesos	3Q18	3Q17	Change
	$	$	$	%
Net sales	14,114.4	14,216.2	(101.8)	(0.7)
Net sales in Mexico	9,865.0	9,918.5	(53.5)	(0.5)
Net sales in the U.S.	4,249.4	4,297.7	(48.3)	(1.1)

NET SALES BY SEGMENT
In millions of pesos	3Q18	3Q17	Change
	$	$	$	%
Net sales	14,114.4	14,216.2	(101.8)	(0.7)
Poultry	12,844.8	12,970.1	(125.4)	(1.0)
Others	1,269.7	1,246.1	23.6	1.9
NET VOLUME SOLD BY SEGMENT
In tons	3Q18	3Q17	Change
	$	$	$	%
Net sales	539,823	541,710	(1,886.6)	(0.3)
Poultry	441,135	422,278	18,856.7	4.5
Others	98,688	119,432	(20,743.3)	(17.4)

The Company's 3Q18 net sales totaled $14,114.4 million, $101.8 million or 0.7% less than the $14,216.2 million reported in 3Q17. The decrease is mainly a result of lower prices and less volume sold in our other business segment when compared to 3Q17.

In 3Q18, the sales of our U.S. operations represented 30.1% of our total sales; this compares with 30.2% it represented in 3Q17 of our total sales.

GROSS PROFIT
In millions of pesos	3Q18	3Q17	Change
	$	$	$	%
Cost of sales	12,955.6	11,732.3	1,223.2	10.4
Gross profit	1,158.9	2,483.9	(1,325.0)	(53.3)
Gross margin	8.2%	17.5%	-	-

In 3Q18, the cost of sales totaled $12,955.6 million, $1,223.2 million or 10.4% higher than $11,732.3 million reported in 3Q17. This increase was mainly due to higher unit cost and higher volume sold in our poultry business.

The gross profit was $1,158.9 million with a gross margin of 8.2% in 3Q18. This profit is lower than the gross profit of $2,483.9 million and gross margin of 17.5% reported in 3Q17.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES ("SG&A")
In millions of pesos
	3Q18	3Q17	Change
	$	$	$	%
Total SG&A	1,499.1	1,346.7	152.3	11.3

Total SG&A expenses in 3Q18 were $1,499.1 million, $152.3 million or 11.3% more than the $1,346.7 million reported in 3Q17. Total SG&A expenses as a percentage of net sales represented 10.6% in 3Q18 compared to 9.5% in 3Q17.

OTHER INCOME (EXPENSE), NET
In millions of pesos	3Q18	3Q17	Change
	$	$	$	%
Other income (expense), net	79.7	23.7	56.0	235.7

This item mainly includes the sale of unused assets as well as hens and other by-products. We record such sales as expenses when the sale price is below the book value of those assets.

In 3Q18 we reported other income of $79.7 million, compared with other income of $23.7 million reported in 3Q17.

OPERATING INCOME
In millions of pesos	3Q18	3Q17	Change
	$	$	$	%
Operating income	(260.5)	1,160.9	(1,421.3)	(122.4)
Operating margin	-1.8%	8.2%	-	-

Operating income in 3Q18 was negative by $260.5 million with a negative operating margin of 1.8%, a decrease when compared to operating income of $1,160.9 million and a 8.2% operating margin reported in 3Q17.

The less operating income is mainly attributed to lower gross profit than in 3Q17.

NET FINANCIAL INCOME
In millions of pesos	3Q18	3Q17	Change
	$	$	$	%
Net Financial Income	(63.6)	193.2	(256.8)	(132.9)
Financial Income	294.1	208.8	85.3	40.8
Financial Expense	357.7	15.6	342.1	2,191.4

In 3Q18, the Company reported a negative net financial income of $63.6 million, compared to income of $193.2 million reported in the same period of 2017; mainly due to higher financial expense and FX valuation.

TAXES FOR THE PERIOD
In millions of pesos	3Q18	3Q17	Change
	$	$	$	%
Total Taxes	(136.6)	356.2	(492.8)	(138.4)
Income tax	(208.4)	515.1	(723.5)	(140.5)
Deferred income tax	71.8	(158.9)	230.7	(145.2)

Total taxes for the 3Q18 were negative by $136.6 million, compared with total taxes of $356.2 million in the same period of 2017. The decrease in taxes was due to lower operating result.

NET INCOME
In millions of pesos	3Q18	3Q17	Change
	$	$	$	%
Net income	(187.5)	997.9	(1,185.4)	(118.8)
Net margin	(1.3)%	7.0%	-	-
Basic and diluted income per share[1]	(0.32)	1.66	(2.0)	-
Basic and diluted income per ADR[2]	(3.79)	19.91	(23.7)	-
Weighted average Shares outstanding[3]	600,000	600,000	-	-

1 In pesos
2 in pesos, an ADR equal to twelve shares
3 In thousands of shares

The net income for 3Q18 was negative by $187.5 million, representing a basic and diluted income loss of $0.32 pesos per share, compared with a net income of $997.9 million, which represented $1.66 pesos of basic and diluted income per share in 3Q17. This income represents a negative net margin of 1.3% and 7.0% for 3Q18 and 3Q17, respectively.

EBITDA
In millions of pesos	3Q18	3Q17	Change
	$	$	$	%
Net controlling interest income	(189.7)	995.6	(1,185.3)	(119.1)
Income tax expense (benefit)	(136.6)	356.2	(492.8)	(138.4)
Result in associates	2.3	2.3	(0.1)	(2.8)
Net finance (income) expense	63.6	(193.2)	256.8	(132.9)
Depreciation and amortization	336.6	288.8	47.9	16.6
EBITDA	76.2	1,449.6	(1,373.5)	(94.7)
EBITDA Margin (%)	0.5%	10.2%	-	-
Net sales	14,114.4	14,216.2	(101.8)	(0.7)

EBITDA in 3Q18 reached $76.2 million, representing an EBITDA margin of 0.5%, compared to an EBITDA of $1,449.6 million in 3Q17, with an EBITDA margin of 10.2%.

ACCUMULATED RESULTS

NET SALES BY GEOGRAPHY
In millions of pesos	9M18	9M17	Change
	$	$	$	%
Net Sales	45,631.1	43,017.4	2,613.7	6.1
Net sales in Mexico	32,510.5	31,254.5	1,256.0	4.0
Net sales in the U.S.	13,120.6	11,762.9	1,357.7	11.5

NET SALES BY SEGMENT
In millions of pesos	9M18	9M17	Change
	$	$	$	%
Net Sales	45,631.1	43,017.4	2,613.7	6.1
Poultry	41,335.4	38,919.5	2,415.9	6.2
Other	4,295.7	4,097.9	197.8	4.8

NET VOLUME SOLD BY SEGMENT
In tons			Change
	9M18	9M17	Volume	%
Total sales volume:	1,637,861	1,615,409	22,452	1.39
Poultry	1,294,632	1,262,101	32,530	2.58
Others	343,229	353,308	(10,079)	(2.9)

During the first 9M18, net sales totaled $45,631.1 million, $2,613.7 million or 6.1% more than the $43,017.4 million reported in the same period of 2017. The sales increase is mainly attributed to higher volume sold and higher prices, mainly in poultry.

In 9M18, sales of our U.S. operations represented 29% of our total sales, compared with 27.3% in 9M17.

ACCUMULATED OPERATING RESULTS
In millions of pesos	9M18	9M17	Change
	$	$	$	%
Cost of Sales	38,149.7	34,727.8	3,421.9	9.9
Gross Profit	7,481.4	8,289.6	(808.2)	(9.7)
Total SG&A	4,373.7	3,905.6	468.1	12.0
Other Income (expense)	110.7	36.6	74.0	202.0
Operating Income	3,218.4	4,420.7	(1,202.3)	(27.2)
Net Financial Income	404.8	220.3	184.5	83.8
Income Tax	973.0	1,267.4	(294.3)	(23.2)
Net Income	2,650.1	3,373.6	(723.4)	(21.4)

In 9M18 the cost of sales totaled $38,149.7 million, $3,421.9 million or 9.9% higher than the $34,727.8 million reported in 9M17.

As a result, we reached a gross profit of $7,481.4 million and a gross margin of 16.4% in 9M18, which was lower than the $8,289.6 million of gross profit and margin of 19.3% reached in the same period of 2017.

Total SG&A expenses in 9M18 were $4,373.7 million, $468.1 million or 12.0% more than the $3,905.6 million reported 9M17. Total SG&A expenses as a percentage of sales represented 9.6% in 9M18 compared to 9.1% in 9M17.

In 9M18 we had other income of $110.7 million, compared with other income of $36.6 million reported in 9M17.

The operating income in 9M18 was $3,218.4 million, which represents an operating margin of 7.1%, which is lower than the operating income of $4,420.7 million and an operating margin of 10.3% in 9M17.

The net financial income in 9M18 was $404.8 million, this was higher when compared to net financial income of $220.3 million in 9M17.

Total taxes were $973.0 million as of September 30, 2018. These taxes include $670.7 million of income tax and $302.3 million of deferred income taxes. This figure compares to total taxes of $1,267.4 million, which includes income taxes of $1,192.4 and $74.9 million of deferred income taxes in 9M17.

All the above resulted in a net income of $2,650.1 million or 5.8% of net margin for the 9M18, which represents $4.40 pesos of earnings per share; while in the 9M17, the net income totaled $3,373.6 million, or 7.8% of the net margin and $5.62 pesos of net income per share.

EBITDA
In millions of pesos	9M18	9M17	Change
	$	$	$	%
Net controlling interest profit	2,640.3	3,369.1	(728.8)	(21.6)
Income tax expense (benefit)	973.0	1,267.4	(294.3)	(23.2)
Result in associates	9.9	4.5	5.4	118.7
Net finance (income) expense	(404.8)	(220.3)	(184.5)	83.8
Depreciation and amortization	937.4	824.0	113.3	13.8
EBITDA	4,155.7	5,244.7	(1,088.9)	(20.8)
EBITDA Margin (%)	9.1%	12.2%	-	-
Net sales	45,631.1	43,017.4	2,613.7	6.1

EBITDA in 9M18 reached $ 4,155.7 million, representing an EBITDA margin of 9.1%, compared to an EBITDA of $5,244.7 million in 9M17, with an EBITDA margin of 12.2%.

BALANCE SHEET

BALANCE SHEET DATA
In millions of pesos	Sept, 2018	Dec. 31, 2017	Change
	$	$	$	%
TOTAL ASSETS	51,076.7	50,557.4	519.3	1.0
Cash and cash equivalents	17,186.4	17,240.1	(53.7)	(0.3)
Accounts receivable	3,602.4	3,627.2	(24.8)	(0.7)
TOTAL LIABILITIES	13,852.1	14,879.5	(1,027.4)	(6.9)
Accounts payable	3,329.7	3,739.5	(409.8)	(11.0)
Short-term debt	3,257.8	3,695.1	(437.3)	(11.8)
Long-term debt	1,546.0	1,554.0	(8.0)	(0.5)
TOTAL STOCKHOLDERS' EQUITY	37,224.6	35,677.9	1,546.7	4.3
Capital stock	1,174.4	1,174.4	0.0	0.0

Cash and equivalents as of September 30, 2018 totaled $17,186.4; $53.7 million less than the level we had on December 31, 2017.

Total debt as of September 30, 2018 was $4,803.8 million, which is lower when compared to $5,249.0 million reported as of December 31, 2017.

Net cash as of September 30, 2017 was $12,382.6 million, which is higher when compared to the net cash of $11,991.1 million as of December 31, 2017.

CAPITAL EXPENDITURES
In millions of pesos	9M18	9M17	Change
	$	$	$	%
Capital Expenditures	1,329.0	2,937.6	(1,608.6)	(54.8)

Total CAPEX for the 9M18 was $1,329.0 million and $2,937.6 million in 9M17. This was primarily allocated towards organic growth and productivity projects across all of our facilities.

STOCK INFORMATION

As of September 30, 2018
Total Shares	600,000,000
Total free float	26.75%
Market cap (millions of pesos)	$55,854

SHARE PRICE

	Mexican Stock Exchange			The New York Stock Exchange
	Ticker Symbol: Bachoco			Ticker Symbol: IBA
	In nominal pesos per Share			In U.S. Dollar per ADR

Month	High	Low	Close	High	Low	Close
Sep-18	93.09	84.00	84.02	61.65	57.07	59.32
Aug-18	94.99	90.73	92.41	61.73	57.07	58.31
Jul-18	96.75	92.46	92.46	58.34	53.52	54.22
Jun-18	97.97	90.18	95.19	63.84	53.00	57.75
May-18	97.44	90.48	91.10	61.63	54.89	54.86
Apr-18	97.03	92.41	96.35	63.84	59.80	62.07
Mar-18	96.47	92.37	95.30	62.67	58.83	61.95
Feb-18	94.06	89.88	91.66	61.46	57.41	58.01
Jan-18	98.16	93.03	95.65	63.83	57.88	61.94

Source: Yahoo Finances

ANALYST COVERAGE

Institution	Analyst name	E-mail
ACTINVER	José Antonio Cebeira	jcebeira@actinver.com.mx
BBVA BANCOMER	Miguel Ulloa	miguel.ulloa@bbva.com
GBM	Miguel Tortolero	matortolero@gbm.com.mx
MIRANDA-GR	Martin Lara	martin.lara@miranda-gr.com
JPMORGAN	Ulises Argote	ulises.argote@jpmorgan.com
INVEX	Giselle Mojica	gmojica@invex.com
SANTANDER	Luis Miranda	lmiranda@santander.com.mx

APPENDICES
For reference, some figures have been translated into millions of U.S. dollars ("USD") using an exchange rate of $18.72 per USD $1.00, which corresponds to the rate at the close of September 30th, 2018, according to Mexico's National Bank.

  Consolidated Statement of Financial Position
  Consolidated Statement of Income
  Consolidated Statement of Cash Flows
  Derivatives Position Report

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
-Unaudited-
	In U.S. Dollar	September 30,	December 31,
In million pesos	2018	2018	2017*

TOTAL ASSETS	$ 2,728.5	51,076.7	50,557.4

Total current assets	1,526.5	28,576.2	28,225.0
Cash and cash equivalents	918.1	17,186.4	17,240.1
Total accounts receivable	192.4	3,602.4	3,627.2
Inventories	359.0	6,719.9	6,669.5
Other current assets	57.0	1,067.5	688.2

Total non current assets	1,201.9	22,500.5	22,332.4
Net property, plant and equipment	937.9	17,556.7	17,320.0
Other non current Assets	264.1	4,943.8	5,012.3

TOTAL LIABILITIES	$ 740.0	13,852.1	14,879.5

Total current liabilities	429.7	8,043.9	9,185.7
Notes payable to banks	174.0	3,257.8	3,695.1
Accounts payable	177.9	3,329.7	3,739.5
Other taxes payable and other accruals	77.8	1,456.5	1,751.2

Total long-term liabilities	310.3	5,808.1	5,693.8
Long-term debt	82.6	1,546.0	1,554.0
Other non current liabilities	10.4	194.9	296.4
Deferred income taxes	217.3	4,067.3	3,843.4

TOTAL STOCKHOLDERS' EQUITY	$ 1,988.5	37,224.6	35,677.9

Capital stock	62.7	1,174.4	1,174.4
Commission in shares issued	22.1	414.5	414.4
Repurchased shares	-	-	-
Retained earnings	1,851.0	34,651.1	32,861.1
Others accounts	48.9	915.8	1,169.1
Non controlling interest	3.7	68.8	59.0

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,728.5	51,076.7	50,557.4

*Audited

CONSOLIDATED STATEMENT OF INCOME
Third Quarter Results, ended September 30:
-Unaudited-
	U.S. Dollar
In millions pesos	2018	2018	2017
Net sales	$ 754.0	14,114.4	14,216.2
Cost of sales	692.1	12,955.6	11,732.3
Gross profit	61.9	1,158.9	2,483.9
SG&A	80.1	1,499.1	1,346.7
Other income (expenses), net	4.3	79.7	23.7
Operating income	- 13.9	-260.5	1,160.9
Net finance income	(3.4)	(63.6)	193.2
Income tax	- 7.3	-136.6	356.2
Net Income	-$ 10.0	-187.5	997.9

Non-controlling interest	0.12	2.3	2.3
Net controlling interest profit	- 10.1	-189.7	995.6
Basic and diluted earnings per share	- 0.02	-0.32	1.66
Basic and diluted earnings per ADR	- 0.20	-3.79	19.91
Weighted average Shares outstanding[1]	600,000	600,000	600,000

EBITDA Result	$ 4.1	76.2	1,449.6

Gross margin	8.2%	8.2%	17.5%
Operating margin	-1.8%	-1.8%	8.2%
Net margin	-1.3%	-1.3%	7.0%
EBITDA margin	0.5%	0.5%	10.2%

[1] In thousands

CONSOLIDATED STATEMENT OF INCOME
Accumulated results, for the nine months ended September 30.
-Unaudited-
	U.S. Dollar
In millions pesos	2018	2018	2017
Net sales	$ 2,437.6	45,631.1	43,017.4
Cost of sales	2,037.9	38,149.7	34,727.8
Gross profit	399.6	7,481.4	8,289.6
Selling, general and administrative expenses	233.6	4,373.7	3,905.6
Other income (expenses), net	5.9	110.7	36.6
Operating income	171.9	3,218.4	4,420.7
Net finance income	21.6	404.8	220.3
Income tax	52.0	973.0	1,267.4
Net income	$ 215.2	2,650.1	3,373.6

Non-controlling interest	0.5	9.9	4.5
Net controlling interest profit	142.1	2,640.3	3,369.1
Basic and diluted earnings per share	0.24	4.40	5.62
Basic and diluted earnings per ADR	2.82	52.8	67.38
Weighted average Shares outstanding[1]	599,993	599,993	599,973

EBITDA Result	$ 222.0	4,155.7	5,244.7

Gross margin	16.4%	16.4%	19.3%
Operating margin	7.1%	7.1%	10.3%
Net margin	5.8%	5.8%	7.8%
EBITDA margin	9.1%	9.1%	12.2%

[1] In thousands

CONSOLIDATED STATEMENT OF CASH FLOWS
In million of pesos
-Unaudited-

	U.S. Dollar	September 30,
	2018	2018	2017

NET MAJORITY INCOME BEFORE INCOME TAX	$ 193.5	3,623.2	4,640.9

ITEMS RELATING TO INVESTING ACTIVITIES:	19.3	362.1	519.4
Depreciation and others	50.1	937.4	824.0
Income (loss) on sale of plant and equipment	1.1	20.3	27.1
Other Items	(31.8)	(595.6)	(331.8)

NET CASH GENERATED FROM NET INCOME BEFORE TAXES	212.9	3,985.2	5,160.3
CASH GENERATED OR USED IN THE OPERATION:	(114.7)	(2,147.3)	(662.6)
Decrease (increase) in accounts receivable	5.9	111.2	357.3
Decrease (increase) in inventories	2.7	50.0	(694.1)
Increase (decrease) in accounts payable	(30.9)	(578.0)	851.7
Other Items	(92.4)	(1,730.6)	(1,177.6)

NET CASH FLOW FROM OPERATING ACTIVITIES	98.2	1,837.9	4,497.7

NET CASH FLOW FROM INVESTING ACTIVITIES	(18.9)	(353.5)	(3,808.2)
Acquisition of property, plant and equipment	(71.0)	(1,329.0)	(4,649.4)
Proceeds from sales of property plant and equipment	0.7	12.8	23.5
Other Items	51.4	962.7	817.7

CASH FLOW SURPLUS (REQUIREMENTS OF) TO BE USED IN FINANCING ACTIVITIES	79.3	1,484.4	689.5

Net cash provided by financing activities:	(82.2)	(1,538.1)	(594.5)
Proceeds from loans	172.9	3,237.5	5,274.4
Principal payments on loans	(184.6)	(3,456.1)	(4,244.9)
Dividends paid	(45.5)	(852.0)	(780.0)
Other items	(25.0)	(467.4)	(844.0)
Net increase (decrease) in cash and equivalents	(2.9)	(53.7)	95.0

Cash and investments at the beginning of year	$ 920.9	17,240.1	15,651.5
CASH AND INVESTMENTS AT END OF PERIOD	$ 918.1	17,186.4	15,746.5

DERIVATIVES POSITION REPORT

Third Quarter 2018
Thousands of Mexican Pesos, as of September 30, 2018
TYPE OF FINANCIAL INSTRUMENT	OBJECTIVE	NOTIONAL	VALUE OF THE RELATED COMMODITY				REASONABLE VALUE		AMOUNTS DUE BY YEAR	GUARANTIES REQUIRED
			2Q-2018		2Q-2018		2Q-2018	2Q-2018
Forward Vanilla	Hedge	$ 392,842	$ 18.72		$ 19.87		$-10,992	$ 22,128	in 2018	The deals consider the possibility of margin calls but not another kind of guarantee
Futures for corn and soybean meal	Hedge	$ 316,859	CORN		CORN		$ 5,430	-$22,830	92% in 2018 and 9% in 2019
			In USD per Bushel		In USD per Bushel
			month	price	month	price
			Dec-18	$3.563
			Sep-19	$3.850
					Sep-18	$ 3.595
			SOYBEAN MEAL		SOYBEAN MEAL
			In USD per ton		In USD per ton
			month	price	month	price
			Dec-18	$309.0
			Jan-19	$309.4	Aug-18	$ 331.0
			Mar-19	$308.6	Sep-18	$ 330.9
			May-19	$306.9
			Jul-19	$308.3
			Aug-19	$309.1
			Sep-19	$309.7
			Oct-19	$309.0
			Dec-19	$309.3
Options of Corn	Hedge	$ 80,545	CORN		CORN		$ 1,416	$ 27,537	71% in 2018 and 29% in 2019
			In USD per Bushel		In USD per Bushel
			month	price	month	price
					Sep-18	$3.5950
			Dec-18	$3.563	Dec-18	$ 3.713
			Mar-19	$3.680	Mar-19	$ 3.813
			May-19	$3.758
			Jul-19	$3.813
Options of soybean meal	Hedge	$ 38,155	SOYBEAN MEAL		SOYBEAN MEAL		-$ 3,021	-$ 2,884	48% in 2018 and 52% in 2019
			In USD per ton		In USD per ton
			month	price	month	price
					Aug-18	$ 331.0
					Sep-18	$ 330.9
					Oct-18	$ 330.3
			Dec-18	$309.0	Dec-18	$ 329.9
			Jan-19	$309.4	Jan-19	$ 328.0
			Mar-19	$308.6	Mar-19	$ 323.1
			May-19	$306.9
			Jul-19	$308.3

-The total financial instruments do not exceed 5% of total assets as of September 30, 2018.
-The notional value represents the net position as of September 30, 2018 at the exchange rate of Ps. 18.72 per one dolar.
-A negative value means an unfavorable effect for the Company.

Third Quarter 2018
Thousands of Mexican Pesos, as of September 30, 2018								PROBABLE SCENARIO
TYPE OF FINANCIAL INSTRUMENT	REASONABLE VALUE	VALUE OF THE RELATED COMMODITY			EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW(3)
		Reference Value (1)
		-2.5%	2.5%	5.0%		-2.5%	2.5%	5.0%
Forwards Vanilla	-$ 10,992	$18.25	$19.19	$19.65	Direct	-$ 20,813	-$ 1,171	$ 8,650
		-5%	5%	10%		-5%	5%	10%
Futures of Corn: (2)	$ 5,430	$3.384	$3.741	$3.919	The effect will materialize as the inventory is consumed	-$10,413	$21,273	$ 37,116
Futures of Soybean Meal: (2)		$293.6	$324.5	$339.9
Options for Corn	$ 1,416	$3.384	$3.741	$3.919		$ 2,797	$ 654	$ 1,310
Options of Soybean Meal	-$ 3,021	$293.6	$324.5	$339.9		-$ 4,929	-$ 1,113	$ 795

(1)The reference value is the exchange rate of Ps. $18.72 per USD as of September 30, 2018.
(2)The reference values are; the future of corn for Dec 2018, $3.5625 USD/bushel and the future of soybeanmeal for Dec 2018, $309.0 USD/ton.
'All the evaluations are performed according with the corresponding future, here only the first month futures are shown.
(3)The Company has credit lines with the majority of its counterparts, so that the effect in cash flow is lower than the amount shown.
-A negative value means an unfavorable effect for the Company.

Third Quarter 2018
Thousands of Mexican Pesos, as of September 30, 2018								STRESS SCENARIO
TYPE OF FINANCIAL INSTRUMENT	REASONABLE VALUE	VALUE OF THE RELATED COMMODITY				EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW
		Reference Value
		-50%	-25%	25%	50%		-50%	-25%	25%	50%
Forward Vanilla	-$ 10,992	$9.36	$14.04	$23.40	$28.08	Direct	-$207,413	-$109,203	$87,218	$185,428

CONFERENCE CALL INFORMATION

The Company will host its third quarter 2017 earnings call, on Thursday, October 25th, 2018. The earnings call will take place at 9:00 am Central Time (10:00 am ET).

To participate in the earnings call, please dial:

Toll free in the U.S.: 1 (888) 771-4371
Toll free in Mexico: 001 866 779 0965
Toll Local Mexico: 52 55 6722 5257
Toll in the Brazil: 0800 761 0710

A current list of available local and international free phone telephone numbers: http://web.meetme.net/r.aspx?p=12&a=UtyckerBybFIgy

Confirmation Number: 47683709

COMPANY DESCRIPTION

Industrias Bachoco is the leader in the Mexican poultry industry, and one of the largest poultry producers globally. The Company was founded in 1952, and became a public company in 1997, via a public offering of shares on the Mexican and The New York Stock Exchange. Bachoco is a vertically integrated company headquartered in Celaya, Guanajuato located in Central Mexico. Its main business lines are: chicken, eggs, balanced feed, swine, and turkey and beef value-added products. Bachoco owns and manages more than a thousand facilities, organized in nine production complexes and 64 distribution centers in Mexico, and a production complex in the United States. Currently the Company employs more than 27,000 people.

The Company is rated AAA (MEX), the highest rating awarded by Fitch Mexico, S.A. de C.V., and HR AAA which signals that the Company and the offering both have the highest credit quality by HR Ratings de Mexico S.A. de C.V.

DISCLAIMER

The document contains certain information that could be considered forward looking statements concerning anticipated future events and performance of the Company. The statements reflect management's current beliefs based on information currently available and are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in our Annual Information Form, which could cause our actual results to differ materially from the forward-looking statements contained in this document. Those risks and uncertainties include risks associated with ownership in the poultry industry, competition for investments within the poultry industry, shareholder liability, governmental regulation, and environmental matters. As a result, there can be no assurance that actual results will be consistent with these forward-looking statements. Except as required by applicable law, Industrias Bachoco, S.A.B. de C.V., undertakes no obligation to publicly update or revise any forward-looking statement.

CONTACT: Maria Guadalupe Jaquez, IR, Maria.jaquez@bachoco.net; Andrea Eugenia Guerrero Flores, andrea.guerrero@bachoco.net, T. +52(461)618 3555